SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Diedrich with the SEC on November 24, 2009, November 24, 2009, November 25, 2009, December 1, 2009 and December 2, 2009, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

As previously disclosed, on December 1, 2009, Diedrich provided valid notice to Peet’s that the Board of Directors of Diedrich (the “Board”) had determined that the binding offer received from Green Mountain Coffee Roasters, Inc. (“GMCR”) to acquire all of the outstanding shares of common stock of Diedrich, as increased that same day to $35 per share in cash or an approximate total value of $290 million, continued to be a Superior Proposal (as defined in the Peet’s Merger Agreement). The Board determined that the GMCR proposal was superior to the recently revised (and now expired) proposal of Peet’s that had an approximate total value of $269 million, based on Peet’s closing stock price of $32.56 on November 30, 2009. Diedrich also provided Peet’s with a copy of the proposed form of definitive merger agreement between Diedrich and GMCR. In addition to the higher value of the GMCR offer, the terms of this form of definitive merger agreement are more beneficial to the stockholders of Diedrich.

In Amendment No. 4 to Schedule TO filed by Peet’s with the SEC on December 2, 2009, Peet’s expressed its belief that Diedrich has not complied with certain notice provisions of the Peet’s Merger Agreement. Diedrich believes this is merely an attempt to delay the process rather than engage in substantive and constructive discussions but, anticipating such a tactic and in an effort to avoid further delay debating non-substantive interpretations of the Peet’s Merger Agreement, Diedrich had provided notice to Peet’s of another Board meeting at the same time that notice was provided of the continuing Superior Proposal on December 1, 2009. As such, the Board held a meeting on December 3, 2009 at which it confirmed the prior determination that the GMCR proposal continues to constitute a Superior Proposal. In this regard, on December 3, 2009, Diedrich once again delivered written notice of the Board’s determination to Peet’s.

Irrespective of the multiple notices and meetings described above and regardless of any claims made by Peet’s in Amendment No. 4 to its Schedule TO, Peet’s continues to have until the previously announced deadline of 5:00 p.m. Pacific Time on Monday, December 7, 2009 (which date both Diedrich and Peet’s previously publicly confirmed as the date on which the negotiation period applicable to Peet’s expires) to negotiate with Diedrich to amend the Peet’s Merger Agreement and the Offer contemplated thereby in a manner that the Board determines is at least as favorable to Diedrich’s stockholders as the most recent proposal from GMCR.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer